Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of the filing date of the Annual Report on Form 10-K (the “Form 10-K”) of which this exhibit (this “Exhibit”) is a part, Atlantic Union Bankshares Corporation (the “Company”) had the following outstanding securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $1.33 par value per share (the “Common Stock”), and (ii) depositary shares (the “Depositary Shares”), each representing a 1/400th ownership interest in a share of the Company’s 6.875% Perpetual Non-Cumulative Preferred Stock, Series A (the “Series A Preferred Stock”).

Description of Common Stock

The following description of the material features of the Common Stock does not purport to be complete and is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of Virginia law and by the Company’s Amended and Restated Articles of Incorporation, effective May 7, 2020, as amended by Articles of Amendment effective June 9, 2020 (the “Articles”), and the Company’s Amended and Restated Bylaws, effective December 5, 2019 (the “Bylaws”). The Articles and Bylaws are included as exhibits to the Form 10-K.

General

The Company is authorized to issue 200,000,000 shares of Common Stock. Each share of Common Stock has the same relative rights as, and is identical in all respects to, each other share of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Dividends

The Company’s shareholders are entitled to receive dividends or distributions that the Company’s Board of Directors (the “Board”) may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of holders of outstanding preferred stock.

As a bank holding company, the Company’s ability to pay dividends is affected by the ability of Atlantic Union Bank, its bank subsidiary, to pay dividends to the Company. The ability of the Company’s bank subsidiary, as well as the Company, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of the Common Stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of the Company available for distribution in cash or in kind.

Voting Rights

Holders of the Common Stock are entitled to one vote per share, and in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a majority of the votes cast in uncontested director elections. The Company maintains a “plurality vote” standard in contested director elections (i.e., where the number of nominees exceeds the number of directors to be elected). Holders of the Common Stock are not entitled to cumulative voting rights in the election of directors.

Directors and Classes of Directors

The Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Any newly created directorships or any decrease in directorships are apportioned among the classes as evenly as possible. Currently, the Board consists of 18 directors. Under the Articles, directors may be removed only for cause upon the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

No Preemptive Rights; Redemption and Assessment

Holders of shares of the Common Stock will not be entitled to preemptive rights with respect to any shares that may be issued. The Common Stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Securities Are Not Insured by the FDIC

Investments in the Common Stock or any of the Company’s equity or debt securities will not qualify as deposits or savings accounts and will not be insured or guaranteed by the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

Certain Anti-Takeover Provisions of the Company’s Articles and Bylaws and Virginia Law

General. The Articles and Bylaws and the Virginia Stock Corporation Act (the “Virginia SCA”) contain certain provisions designed to enhance the ability of the Board to deal with attempts to acquire control of the Company. These provisions, and the ability to set the voting rights, preferences and other terms of any series of preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of the Common Stock.

The following briefly summarizes protective provisions that are contained in the Articles and Bylaws and provided by the Virginia SCA. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the Articles and Bylaws and the statutory provisions contained in the Virginia SCA.

Supermajority Provision. The Virginia SCA provides that, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

●	adoption of plans of merger or share exchange;
●	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and
●	adoption of plans of dissolution.

The Virginia SCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

The Virginia SCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

The Articles state that the actions set out above must be approved by a majority of all votes entitled to be cast on the transaction by each voting group entitled to vote at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction must be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

The provisions of the Articles and the Virginia SCA could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of the Board.

Staggered Board Terms. The Articles provide that the Board be divided into three classes as nearly equal in number as possible, with one class to be elected annually for a term of three years and until their successors are elected and qualified. Vacancies occurring in the Board by reason of an increase in the number of directors may be filled by the Board, and any directors so chosen shall hold office until the next election of directors by the shareholders. Any other vacancy in the Board, whether by reason of death, resignation, removal or otherwise, may be filled by the remaining directors and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors are elected and qualified. Pursuant to the Articles, directors may be removed only for cause and only by a vote of the holders of two-thirds of the outstanding shares entitled to vote.

State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

The Affiliated Transaction Statute of the Virginia SCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

●	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;
●	the affiliated transaction has been approved by a majority of the disinterested directors; or
●	subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the Virginia SCA’s Control Share Acquisitions Statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of

20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

●	unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

●	among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

Corporations may provide in their articles of incorporation or bylaws to opt-out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute. The Company has not opted-out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute, and the Bylaws provide that it may, but is not required to, redeem shares of the Common Stock which have been the subject of a “control share acquisition” as defined in the Control Share Acquisitions Statute.

Authorized Preferred Stock. As described below, the Articles authorize the issuance of preferred stock and the Board may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as the Board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of the Company by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Liability and Indemnification of Officers and Directors. The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The Articles provide that, to the full extent that the Virginia SCA permits the limitation or elimination of liability of directors or officers, a director or officer of the Company is not liable to the Company or its shareholders for monetary damages.

A Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Virginia SCA requires such indemnification when a director or, unless limited by a corporation’s articles of incorporation, officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation, and further provides that a corporation may make any other or further indemnity (including indemnity to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by its articles of incorporation or shareholder-adopted bylaw or resolution, except an indemnity against willful misconduct or a knowing violation of the criminal law. The Virginia SCA establishes a statutory limit on liability of officers and directors of a corporation for damages assessed against them in a suit brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation and authorizes a corporation to specify a lower monetary limit on liability (including the elimination of liability for monetary damages) in the corporation’s articles of incorporation or bylaws; however, the liability of an officer or director will not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The Articles provide that, to the full extent permitted by the Virginia SCA, the Company is required to indemnify a director or officer against liabilities, fines, penalties and claims imposed upon or asserted against him or her by reason of having been a director or officer and against all expenses reasonably incurred by him or her in connection therewith, except in relation to matters as to which he or she is liable by reason of his or her willful misconduct or knowing violation of criminal law.

Dissenters’ and Appraisal Rights. The Virginia SCA provides that appraisal or dissenters’ rights are not available to holders of shares of any class or series of shares of a Virginia corporation in a merger when the stock is either listed on a national securities exchange, such as the NASDAQ Global Select Market, or is held by at least 2,000 shareholders of record and has a public float of at least $20 million. Despite this exception, appraisal or dissenters’ rights will be available to holders of common stock of a Virginia corporation in a merger if:

●	the articles of incorporation provide for appraisal or dissenters’ rights regardless of an available exception (the Articles do not authorize such special appraisal or dissenters’ rights);

●	in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record having a public float of at least $20 million, or a combination of cash or such shares; or

●	the merger is an “affiliated transaction,” as described under “– State Anti-Takeover Statutes” above, and it has not been approved by a majority of the disinterested directors.

The Common Stock is listed on the NASDAQ Global Select Market. Therefore, unless one of the exceptions outlined above applies to a given transaction, holders of the Common Stock are not entitled to appraisal or dissenters’ rights.

Amendments to the Company’s Articles of Incorporation and Bylaws. The Virginia SCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the Virginia SCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the Virginia SCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the Virginia SCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors (except to the extent authority to amend the bylaws is reserved by the Virginia SCA), or, if a quorum exists at a meeting of shareholders, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

The Articles state that an amendment to the articles of incorporation must be approved by a majority of all the votes entitled to be cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group is present, provided that the amendment has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the amendment is not so approved and recommended by two-thirds of the directors in office, then the amendment must be approved by the affirmative vote of 80% or more of all of the votes entitled to be cast on such amendment by each voting group entitled to vote.

The Bylaws may be amended, altered, or repealed by the Board any time. The Company’s shareholders have the power to rescind, alter, amend, or repeal any bylaws and to enact bylaws which, if so expressed by the shareholders, may not be rescinded, altered, amended, or repealed by the Board.

Increasing the Number of Directors. Under Virginia law, a board of directors may amend or repeal bylaws unless its company’s articles of incorporation or other provisions of Virginia law reserve such power exclusively in the shareholders or the shareholders, in adopting or amending particular bylaws, expressly prohibit the board of directors from amending or repealing that bylaw. The Articles do not reserve the power to amend the Bylaws to increase or decrease the number of directors exclusively to the shareholders and no bylaw, and no amendment thereto, expressly prohibits the Board from amending the Bylaws to increase or decrease the number of directors. Any newly created directorships resulting from an increase in the number of authorized directors shall be filled by the affirmative vote of a majority of the directors then in office. As a result, if faced with an attempt to take control of the Board, the Board may increase the size of the Board and install directors opposed to the hostile takeover attempt.

Inability of Shareholders to Call Special Meetings. Pursuant to the Bylaws, special meetings of shareholders may be called only by the Chairman or Vice Chairman of the Board, if any, the Chief Executive Officer, the President, the Board or the Board’s Executive Committee. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade the Chief Executive Officer, President, the Chairman or the Vice Chairman of the Board to call a special meeting.

Advance Notification Requirements. The Bylaws require a shareholder who desires to nominate a candidate for election to the Board or to raise new business at an annual shareholders meeting to provide the Company advance notice not later than the close of business on the ninetieth day, nor earlier than the close of business on the one-hundred twentieth day, prior to the first anniversary of the commencement of the preceding year’s annual meeting of shareholders, provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by such shareholder must be so delivered not earlier than the close of business on the one-hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Company. In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above. The Bylaws further condition the presentation of shareholder nominations for director or proposals for business on compliance with a number of conditions. In addition, a shareholder must also comply with applicable rules of the Securities and Exchange Commission in order for his or her shareholder proposal to be included in the Company’s proxy statement relating to the annual meeting.

Listing of Common Stock

The Common Stock is listed on the NASDAQ Global Select Market under the symbol “AUB.”

Description of Preferred Stock

The following description of the material features of the Preferred Stock does not purport to be complete and is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of Virginia law and by the Articles and the Bylaws.

General

The Series A Preferred Stock is a single series of the Preferred Stock. Shares of the Series A Preferred Stock are fully paid and nonassessable. The depositary is the sole holder of shares of the Series A Preferred Stock. The holders of Depositary Shares are required to exercise their proportional rights in the Series A Preferred Stock through the depositary, as described below under “Description of Depositary Shares.”

Shares of the Series A Preferred Stock rank senior to the Common Stock and at least equally with each other series of preferred stock the Company has or may issue if provided for in the articles of amendment relating to such preferred stock or otherwise (except for any senior stock that may be issued with the requisite consent of the holders of the Series A Preferred Stock and all other parity stock, if any), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Company. See “— Other Preferred Stock” below. In addition, the Company will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (after satisfaction of all claims for indebtedness and other non-equity claims). Further, the Series A Preferred Stock may be fully subordinated to interests held by the U.S. government in the event that the Company enters into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the Orderly Liquidation Authority of the Dodd-Frank Act.

The Series A Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company to redeem or repurchase the Series A Preferred Stock.

The Company reserves the right to reopen the Series A Preferred Stock and issue additional shares of the Series A Preferred Stock either through public or private sales at any time and from time to time that may or may not involve additional Depositary Shares. The additional shares would form a single series with the Series A Preferred Stock already outstanding. In addition, the Company may from time to time, without notice to or consent of holders of the Series A Preferred Stock or the Depositary Shares, issue additional shares of preferred stock that rank equally with or junior to the Series A Preferred Stock.

Dividends

General

Dividends on the Series A Preferred Stock are not cumulative. If the Board or a duly authorized committee of the Board does not declare a dividend on the Series A Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date, or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board or a duly authorized committee of the Board declares a dividend on the Series A Preferred Stock for any subsequent dividend period. A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date.

Holders of Series A Preferred Stock are entitled to receive, when, as, and if declared by the Board or a duly authorized committee of the Board, out of assets legally available for the payment of dividends under Virginia law, non-cumulative cash dividends based on the liquidation preference of the Series A Preferred Stock at a rate equal to 6.875% per annum for each quarterly dividend period from the original issue date of the Depositary Shares through the redemption date of the Series A Preferred Stock, if any. In the event that the Company issues additional shares of Series A Preferred Stock after the original issue date, dividends on such shares will accrue from the original issue date of such additional shares.

If declared by the Board or a duly authorized committee of the Board, the Company will pay dividends on the Series A Preferred Stock quarterly in arrears, on March 1, June 1, September 1 and December 1 of each year (each such date, a “dividend payment date”). If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next business day without any adjustment to the amount of dividends paid. A business day means any weekday that is not a legal holiday in New York, New York, and is not a day on which banking institutions in New York, New York, are closed.

Dividends are payable to holders of record of Series A Preferred Stock as they appear on the Company’s stock register on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable payment date, as shall be fixed by the Board or a duly authorized committee of the Board. The corresponding record dates for the Depositary Shares will be the same as the record dates for the Series A Preferred Stock.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date. Dividends payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, as described below under “— Redemption,” unless the Company defaults in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption.

Additional Information

The Company’s ability to pay dividends on the Series A Preferred Stock depends on the ability its subsidiaries, including Atlantic Union Bank, to pay dividends to the Company. The ability of the Company and its subsidiaries to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the Virginia Bureau of Financial Institutions and the Federal Reserve System (the “Federal Reserve”).

So long as any share of Series A Preferred Stock remains outstanding, (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases or other acquisitions by any of the Company’s broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in junior stock in the ordinary course of business, (viii) purchases by any of the Company’s broker-dealer subsidiaries of the Company’s capital stock for resale pursuant to an offering by the Company of such capital stock underwritten by such broker-dealer subsidiary, or (ix) the acquisition by the Company or any of its subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Company or any of its subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Company and (3) no shares of parity stock, if any, shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, during a dividend period (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock, if any, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases or other acquisitions by any of the Company’s broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in parity stock in the ordinary course of business, (viii) purchases by any of the Company’s broker-dealer subsidiaries of the Company’s capital stock for resale pursuant to an offering by the Company of such capital stock underwritten by such broker-dealer subsidiary, or (ix) the acquisition by the Company or any of its subsidiaries of record ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Company or any of its subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Company unless, in each case, the full dividends for the preceding dividend period on all outstanding shares of Series A Preferred Stock have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment.

The Company will not declare or pay or set apart funds for the payment of dividends on any parity stock, unless the Company has paid or set apart funds for the payment of dividends on the Series A Preferred Stock. When dividends are not paid in full upon the shares of Series A Preferred Stock and parity stock, if any, all dividends declared upon shares of Series A Preferred Stock and parity stock, if any, will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the Series A Preferred Stock, and accrued dividends, including any accumulations, if any, on parity stock, if any, bear to each other.

As used in this Exhibit, “junior stock” means the Common Stock and any other class or series of stock of the Company hereafter authorized over which the Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company. As of the filing date of the Form 10-K, the Common Stock is the only series of junior stock outstanding.

As used in this Exhibit, “parity stock” means any other class or series of stock of the Company that ranks on a parity with the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Company. As of the filing date of the Form 10-K, there are no series of parity stock outstanding. See “— Other Preferred Stock” below.

As used in this Exhibit, “senior stock” means any other class or series of stock of the Company ranking senior to the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Company. As of the filing date of the Form 10-K, there are no series of senior stock outstanding. See “— Other Preferred Stock” below.

Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the Board or a duly authorized committee of the Board, may be declared and paid on the Common Stock and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series A Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause the Company to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

Redemption

Optional Redemption

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The Company may redeem the Series A Preferred Stock at its option, in whole or in part, from time to time, on any dividend payment date on or after September 1, 2025, at a redemption price equal to $10,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption up to the redemption date. Neither the holders of Series A Preferred Stock nor holders of Depositary Shares will have the right to require the redemption or repurchase of the Series A Preferred Stock.

Redemption Following a Regulatory Capital Treatment Event

The Company may redeem the Series A Preferred Stock in whole but not in part at any time within 90 days following a regulatory capital treatment event, in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption up to the redemption date. A “regulatory capital treatment event” means the good faith determination by the Company that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series A Preferred Stock; (ii) any proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series A Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series A Preferred Stock, there is more than an insubstantial risk that the Company will not be entitled to treat the full liquidation value of the shares of Series A Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines of Federal Reserve Regulation Y (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking regulator or agency), as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding. Redemption of the Series A Preferred Stock is subject to the Company’s receipt of any required prior approvals from the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines of the Federal Reserve applicable to the redemption of the Series A Preferred Stock.

Redemption Procedures

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be sent to the holders of record of the Series A Preferred Stock to be redeemed not less than 15 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Depositary Shares representing the Series A Preferred Stock are held in book-entry form through DTC, the Company may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

●	the redemption date;

●	the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of Series A Preferred Stock to be redeemed from the holder;

●	the redemption price; and

●	the place or places where the certificates evidencing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price.

On and after the redemption date, dividends will cease to accrue on shares of Series A Preferred Stock, and such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, including the rights described under “— Voting Rights” below, except the right to receive the redemption price plus any declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption up to the redemption date. See “Description of Depositary Shares” for information about redemption of the Depositary Shares relating to the Series A Preferred Stock.

In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot. Subject to the provisions hereof, the Board shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series A Preferred Stock is subject to prior approval by the Federal Reserve. Any redemption of the Series A Preferred Stock is subject to the Company’s receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Series A Preferred Stock.

Neither the holders of the Series A Preferred Stock nor the holders of the related Depositary Shares have the right to require the redemption or repurchase of the Series A Preferred Stock.

Liquidation Rights

In the event the Company liquidates, dissolves or wind-ups its business and affairs, either voluntarily or involuntarily, holders of the Series A Preferred Stock are entitled to receive a liquidating distribution of $10,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends before the Company makes any distribution of assets to the holders of the Common Stock or any other class or series of shares ranking junior to the Series A Preferred Stock. Holders of the Series A Preferred Stock will not be entitled to any other amounts from the Company after they have received their full liquidating distribution.

In any such distribution, if the assets of the Company are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series A Preferred Stock and all holders of parity stock, if any, as to such distribution with the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and parity stock, if any, will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series A Preferred Stock and parity stock, if any, the holders of the Company’s junior stock shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

In addition, the Company will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment

(after satisfaction of all claims for indebtedness and other non-equity claims). Further, the Series A Preferred Stock may be fully subordinated to interests held by the U.S. government in the event that the Company enters into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the Orderly Liquidation Authority of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

For purposes of this section, the merger or consolidation of the Company with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of the Company for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Company.

Because the Company is a holding company, the Company’s rights and the rights of the Company’s creditors and the Company’s shareholders, including the holders of the Series A Preferred Stock, to participate in the assets of any of the Company’s subsidiaries, including Atlantic Union Bank, upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, except to the extent that the Company is a creditor with recognized claims against the subsidiary.

Voting Rights

Except as provided below, the holders of the Series A Preferred Stock will have no voting rights.

Right to Elect Two Directors upon Nonpayment

If the Company fails to pay, or declare and set apart for payment, dividends on outstanding shares of the Series A Preferred Stock for six quarterly dividend periods, whether or not consecutive, the number of directors on the Board shall be increased by two at the Company’s first annual meeting of the shareholders held thereafter, and at such meeting and at each subsequent annual meeting until continuous noncumulative dividends for at least one year on all outstanding shares of Series A Preferred Stock entitled thereto shall have been paid in full, the holders of shares of Series A Preferred Stock shall have the right, voting as a class together with holders of any other equally ranked series of preferred stock that have similar voting rights, if any, to elect such two additional members of the Board to hold office for a term of one year; provided that the Board shall at no time include more than two additional directors elected by holders of shares of Series A Preferred Stock and any other equally ranked series of preferred stock having similar voting rights, if any, voting together as one class. Upon such payment in full, the terms of the two additional directors so elected shall forthwith terminate, and the number of directors shall be reduced by two, and such voting right of the holders of shares of Series A Preferred Stock shall cease, subject to increase in the number of directors as described above and to revesting of such voting right in the event of each and every additional failure in the payment of dividends for six quarterly dividend periods, whether or not consecutive, as described above. In addition, if and when the rights of holders of Series A Preferred Stock terminate for any reason, including under circumstances described above under “— Redemption,” such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price plus any declared and unpaid dividends), and the terms of any additional directors elected by the holders of Series A Preferred Stock and any other equally ranked series of preferred stock having similar voting rights, if any, shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of such equally ranked series of preferred stock have similarly terminated.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote separately for the election of directors as a class, such series, along with any other holders of stock that are entitled to vote for the election of directors with that series, will be deemed a class of voting securities. A company holding 25% or more of that class, or less if it otherwise exercises a “controlling influence” over the Company, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company or systemically significant nonbank financial company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that class. Any other person (other than a bank holding company or systemically significant nonbank financial company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that class.

Other Voting Rights

So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock, voting separately as a class, shall be required to:

●	authorize or increase the authorized amount of, or issue shares of, any class or series of senior stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

●	amend the provisions of the Articles so as to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock or authorized Common Stock or preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up of the Company will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock; or

●	consummate a binding share-exchange or reclassification involving the Series A Preferred Stock, or a merger or consolidation with or into another entity unless (i) the shares of the Series A Preferred Stock remain outstanding or are converted into or exchanged for preference securities of the new surviving entity and (ii) the shares of the remaining Series A Preferred Stock or new preferred securities have terms that are not materially less favorable than the Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed.

Voting Rights under Virginia Law

Except as expressly set forth in the Articles, the Virginia SCA does not provide any additional voting rights to the holders of the Series A Preferred Stock. Therefore, under the Virginia SCA, the holders of the Series A Preferred Stock will only have those voting rights set forth above under “— Voting Rights.”

Other Preferred Stock

The Articles authorize the Board to create and provide for the issuance of one or more series of preferred stock, par value $10.00 per share, without the approval of the Company’s shareholders. The Board can also determine the terms, including the designations, powers, preferences and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any preferred stock. Currently, 500,000 shares of the Company’s capital stock are classified as preferred stock under the Articles. As of the filing date of the Form 10-K, the Company has [6,900,000] Depositary Shares issued and outstanding, representing [17,250] shares of Series A Preferred Stock. The representative Depositary Shares are summarized below under “Description of Depositary Shares.”

Depositary Agent, Transfer Agent and Registrar

Computershare Trust Company, N.A. is the depositary, and, collectively with Computershare Inc., is the transfer agent and registrar for the Series A Preferred Stock. The Company may, in its sole discretion, remove the depositary in accordance with the Deposit Agreement (as defined below); provided that the Company will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Information Rights

During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of the Series A Preferred Stock are outstanding, the Company will use its best efforts to (i) make available on its website at https://www.atlanticunionbank.com copies of the annual and quarterly reports that would be required to be filed with the SEC on Forms 10-K and 10-Q, respectively, if the Company was subject to Section 13 or 15(d) of the Exchange Act (other than any exhibits that would have been required), within the time periods that would apply if the Company was required to file those reports with the SEC if the Company was a “non-accelerated filer” within the meaning of the Exchange Act; and (ii) promptly, upon request, supply copies of such reports to any holder or prospective holder of the Series A Preferred Stock. In addition, the Company will use its best efforts to mail (or otherwise provide) its annual and quarterly reports to all holders of the Series A Preferred Stock, as their names and addresses appear in the Company’s record books and without cost to such holders, within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, would have been required to be filed with the SEC, if the Company was subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Company would be required to file such periodic reports if it was a “non-accelerated filer” within the meaning of the Exchange Act.

Preemptive and Conversion Rights

The holders of the Series A Preferred Stock do not have any preemptive or conversion rights.

Description of Depositary Shares

The following description of the material features of the Depositary Shares relating to the Series A Preferred Stock does not purport to be complete and is in all respects subject to, and qualified in their entirety by reference to, the applicable provisions of Virginia law and by the Articles and the Bylaws.

General

The Depositary Shares represent proportional fractional interests in shares of the Series A Preferred Stock. Each Depositary Share represents a 1/400th interest in a share of the Series A Preferred Stock, and is evidenced by depositary receipts. The Company has deposited the underlying shares of the Series A Preferred Stock with a depositary pursuant to a deposit agreement among the Company, Computershare Trust Company, N.A., acting as depositary, Computershare Inc. and the holders from time to time of the depositary receipts evidencing the Depositary Shares (the “Deposit Agreement”). Subject to the terms of the Deposit Agreement, each holder of a Depositary Share is entitled, through the depositary, in proportion to the applicable fraction of a share of Series A Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/400th of the dividend declared and payable on the related share of the Series A Preferred Stock.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of Depositary Shares relating to the underlying Series A Preferred Stock in proportion to the number of Depositary Shares held by the holders. If the Company makes a distribution other than in cash, the depositary will distribute any property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with the Company’s approval, sell the property and distribute the net proceeds from the sale to the holders of the Depositary Shares.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series A Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the depositary or by the Company on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of the Series A Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If the Company redeems the Series A Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per Depositary Share is expected to be equal to 1/400th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends.

Whenever the Company redeems shares of Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Series A Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the depositary will select the Depositary Shares to be redeemed pro rata or by lot. The depositary will send notice of redemption to record holders of the depositary receipts not less than 15 and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related Depositary Shares (provided that, if the Depositary Shares representing the Series A Preferred Stock are held in book-entry form through DTC, the depositary may give such notice in any manner permitted by DTC).

Voting the Preferred Stock

Because each Depositary Share represents a 1/400th interest in a share of the Series A Preferred Stock, holders of depositary receipts will be entitled to 1/400th of a vote per Depositary Share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to a vote.

When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will send the information contained in the notice to the record holders of the Depositary Shares relating to the Series A Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the depositary will vote the amount of the Series A Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. The Company has agreed to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Depositary Shares representing the Series A Preferred Stock, it will not vote the amount of the Series A Preferred Stock represented by such Depositary Shares.

Depositary Agent, Transfer Agent and Registrar

Computershare Trust Company, N.A. is the depositary and, collectively with Computershare Inc., is the transfer agent and registrar for the Depositary Shares. The Company may, in its sole discretion, remove the depositary in accordance with the Deposit Agreement; provided that the Company will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Listing of Depositary Shares

The Depositary Shares are listed on the NASDAQ Global Select Market under the symbol “AUBAP.”